Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

SHANGHAI, Mar. 23, 2020 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the fourth quarter and full year of 2019.

Fourth Quarter 2019 Financial and Operational Highlights

•	Total revenues increased by 36.6% to RMB438.5 million (US$63.0 million) from RMB321.1 million in the same period of 2018, outperforming the high end of the Company’s guidance by 9.6%.

•

After-market services facilitation revenues increased to RMB89.6 million (US$12.9 million), or 20.4% of total revenues in the fourth quarter, continuing to serve as an important driver for the Company’s revenue growth.

•	Income from operations increased by 231.0% to RMB117.7 million (US$16.9 million) from RMB35.6 million in the same period of 2018.

•

Net income increased by 96.8% to RMB102.4 million (US$14.7 million) from RMB52.0 million in the same period of 2018. Non-GAAP net income increased by 86.7% to RMB123.2 million (US$17.7 million) from RMB66.0 million in the same period of 2018.

•

The amount of financing transactions the Company facilitated in the fourth quarter of 2019 reached RMB9,575.1 million (US$1,375.4 million). The total outstanding balance of financing transactions the Company facilitated was RMB40,031.7 million (US$5,750.2 million) as of December 31, 2019.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 0.85% and 0.40%, respectively, as of December 31, 2019, as compared to 0.85% and 0.33%, respectively, as of September 30, 2019.

•

The number of dealers covered by the Company was 49,238 as of December 31, 2019, compared to 49,396 as of September 30, 2019. The decrease was a result of Cango’s efforts to optimize the efficiency of its dealership network by removing certain dealers that failed to meet the Company’s standards for operating risks and/or transaction referral capabilities.

Full Year 2019 Financial and Operational Highlights

•	Total revenues increased by 31.9% to RMB1,440.1 million (US$206.9 million) from RMB1,091.4 million in the full year of 2018.

•	After-market services facilitation revenues increased by 104.0% to RMB206.0 million (US$29.6 million), continuing to serve as an important driver for the Company’s revenue growth.

•	Income from operations increased by 16.8% to RMB323.3 million (US$46.4 million) from RMB276.7 million in the full year of 2018.

•

Net income increased by 31.9% to RMB404.9 million (US$58.2 million) from RMB306.9 million in the full year of 2018. Non-GAAP net income increased by 43.1% to RMB487.1 million (US$70.0 million) from RMB340.3 million in the full year of 2018.

•	The amount of financing transactions the Company facilitated in the full year of 2019 reached RMB28,054.3 million (US$4,029.7 million).

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 0.85% and 0.40%, respectively, as of December 31, 2019, as compared to 0.74% and 0.37%, respectively, as of December 31, 2018.

•	The number of dealers covered by the Company continued to grow on yearly basis, reaching 49,238 as of December 31, 2019, compared to 46,565 as of December 31, 2018.

We recognized revenue for the fourth quarter of 2019 in accordance with ASC 605, Revenue recognition (“ASC 605”). Pursuant to the relevant guidance of the Financial Accounting Standard Board, we recognized revenue for full year 2019 in accordance with ASC 606, Revenue recognition (“ASC 606”). As a result, our revenue for full year 2019 was RMB1,440.1 million (US$206.9 million), lower than the amount that we would have recognized under ASC 605. For further information, see “Adoption of New Accounting Standard.”

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “We once again delivered strong financial and operating results in the fourth quarter, despite growing macroeconomic uncertainties and industry-wide challenges. Our robust performance is a testament to our ongoing efforts in the optimization of our dealership network, refinement of our cross-selling strategies, and effectiveness of our collaborations with key strategic partners. During the fourth quarter, we further improved the efficiency of our dealership network by removing certain underperforming dealers, which enabled us to better standardize and augment the quality of our service offerings across our network. We also established a solid foothold within China’s car insurance market as our car insurance facilitation business achieved significant growth in the fourth quarter under our cross-selling strategy.

Looking into 2020, we are faced with the immediate complications of the COVID-19 outbreak. At the current stage, our top priority is protecting the health and well-being of our employees as well as our dealer partners. As such, we have mobilized our team to secure and distribute facemasks and other protective gear to our colleagues and their families across China. In addition, we have bought COVID-19 personal insurance to all employees, free of charge. At the same time, we also established a special-purpose fund to secure special health insurance policies for a large portion of our dealers’ employees and their families.

In terms of our business performance, the epidemic is expected to severely disrupt auto dealers’ operations in the first quarter. In addition, the epidemic is likely to adversely affect consumers’ disposal income and the market’s demand for cars. We expect to experience a decrease in the number of financing transactions, as well as an increase in delinquencies for outstanding transactions as a result of the epidemic. We facilitated 39,138 financing transactions in January and February of 2020, as compared to 71,765 in the same period in 2019. At this point, it is not possible to predict when the epidemic will be effectively contained in China or when its economic impacts will be fully mitigated. Therefore, it may continue to adversely affect our business after the first quarter of 2020.

However, we remain fully confident in the strength of our business model, which had been proven in 2019 as we sustained our growth and business expansion against a backdrop of macroeconomic pressure and an underwhelming automotive market. Our previous success in navigating through adverse market conditions demonstrates our potential to further cement our industry leadership once the epidemic is contained and the industry resumes its growth trajectory.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Despite a challenging macroeconomic environment and a stagnating auto market in China, we concluded 2019 with a set of solid fourth quarter results as our total revenues increased by 36.6% year over year to RMB438.5 million. Notably, our after-market services facilitation business continued to serve as an important growth engine, contributing RMB89.6 million or 20.4% of our total revenues in the fourth quarter. Meanwhile, as a result of our efforts to optimize our cost management, we also expanded our profitability in the fourth quarter, as our net income increased by 96.8% to RMB102.4 million. Now, while we assess and monitor the financial impact of the COVID-19 outbreak, we are also actively strengthening our core competencies, which we believe will position us well for the opportunities that will potentially arise after the epidemic.”

Fourth Quarter 2019 Financial Results

REVENUES

Total revenues in the fourth quarter of 2019 increased by 36.6% to RMB438.5 million (US$63.0 million) from RMB321.1 million in the same period of 2018. Revenues from after-market services facilitation in the fourth quarter of 2019 increased to RMB89.6 million (US$12.9 million) from RMB43.0 million in the same period of last year.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the fourth quarter of 2019 increased to RMB320.8 million (US$46.1 million) from RMB285.6 million in the same period of 2018.

•

Cost of revenue in the fourth quarter of 2019 increased by 1.8% to RMB157.2 million (US$22.6 million) from RMB154.5 million in the same period of 2018. As a percentage of total revenues, cost of revenue in the fourth quarter of 2019 decreased to 35.9% from 48.1% in the same period of 2018. As a result, the Company’s gross profit margin in the fourth quarter of 2019 expanded to 64.1% from 51.9% in the same period of 2018, further demonstrating the Company’s increased economies of scale as well as the effectiveness of its cost control initiatives.

•

Sales and marketing expenses in the fourth quarter of 2019 increased by 17.5% to RMB55.2 million (US$7.9 million) from RMB47.0 million in the same period of 2018. As a percentage of total revenues, sales and marketing expenses in the fourth quarter of 2019 decreased to 12.6% from 14.6% in the same period of 2018. The decrease was a result of the Company’s efforts to maintain stable sales and marketing expenses while growing its revenues concurrently.

•

General and administrative expenses in the fourth quarter of 2019 increased by 26.3% to 66.1 million (US$9.5 million) from 52.3 million in the same period of 2018. This increase was mainly caused by higher share-based compensation expenses during the quarter. As a percentage of total revenues, general and administrative expenses in the fourth quarter of 2019 decreased to 15.1% from 16.3% in the same period of 2018.

•

Research and development expenses in the fourth quarter of 2019 decreased to RMB18.6 million (US$2.7 million) from RMB19.9 million in the same period of 2018. As a percentage of total revenues, research and development expenses in the fourth quarter of 2019 decreased to 4.2% compared to 6.2% in the same period of 2018.

INCOME FROM OPERATIONS

Income from operations in the fourth quarter of 2019 increased by 231.0% to RMB117.7 million (US$16.9 million) from RMB35.6 million in the same period of 2018.

NET INCOME

Net income in the fourth quarter of 2019 increased by 96.8% to RMB102.4 million (US$14.7 million) from RMB52.0 million in the same period of 2018. Non-GAAP adjusted net income increased by 86.7% to RMB123.2 million (US$17.7 million) from RMB66.0 million in the same period of 2018. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the fourth quarter of 2019 were both RMB0.62 (US$0.09). Non-GAAP adjusted basic and diluted net income per ADS in the fourth quarter of 2019 were both RMB0.76 (US$0.11). Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of December 31, 2019, the Company had cash and cash equivalents of RMB2,002.3 million (US$287.6 million), compared to RMB1,851.2 million as of September 30, 2019.

Full Year 2019 Financial Results

REVENUES

Total revenues in the full year of 2019 increased by 31.9% to RMB1,440.1 million (US$206.9 million) from RMB1,091.4 million in the same period of 2018. Revenues from after-market services facilitation in the full year of 2019 increased to RMB206.0 million (US$29.6 million) from RMB101.0 million in the full year of 2018.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the full year of 2019 increased to RMB1,116.8 million (US$160.4 million) from RMB814.7 million in the full year of 2018.

•

Cost of revenue in the full year of 2019 increased by 25.4% to RMB539.3 million (US$77.5 million) from RMB430.1 million in the full year of 2018. As a percentage of total revenues, cost of revenue in the full year of 2019 decreased to 37.4% from 39.4% in the full year of 2018. As a result, the Company’s gross profit margin in the full year of 2019 expanded to 62.6% from 60.6% in the full year of 2018, further demonstrating the Company’s increased economies of scale as well as the effectiveness of its cost control initiatives.

•

Sales and marketing expenses in the full year of 2019 increased by 15.3% to RMB192.8 million (US$27.7 million) from RMB167.2 million in the full year of 2018. As a percentage of total revenues, sales and marketing expenses in the full year of 2019 decreased to 13.4% from 15.3% in the full year of 2018. The decrease was a result of the Company’s efforts to maintain stable sales and marketing expenses while growing its revenues concurrently.

•

General and administrative expenses in the full year of 2019 increased to RMB236.6 million (US$34.0 million), or 16.4% of total revenues, from RMB151.1 million, or 13.8% of total revenues, in the full year of 2018. The increase was mainly due to higher share-based compensation expenses.

•

Research and development expenses in the full year of 2019 increased to RMB57.4 million (US$8.2 million) from RMB46.7 million in the full year of 2018. As a percentage of total revenues, research and development expenses in the full year of 2019 decreased to 4.0% compared to 4.3% in the full year of 2018.

INCOME FROM OPERATIONS

Income from operations in the full year of 2019 increased by 16.8% to RMB323.3 million (US$46.4 million) from RMB276.7 million in the full year of 2018.

NET INCOME

Net income in the full year of 2019 increased by 31.9% to RMB404.9 million (US$58.2 million) from RMB306.9 million in the full year of 2018. Non-GAAP adjusted net income increased by 43.1% to RMB487.1 million (US$70.0 million) from RMB340.3 million in the full year of 2018. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the full year of 2019 were RMB2.59 (US$0.37) and RMB2.58 (US$0.37) respectively. Non-GAAP adjusted basic and diluted net income per ADS in the full year of 2019 were RMB3.13 (US$0.45) and RMB3.12 (US$0.45) respectively. Each ADS represents two of the Company’s Class A ordinary shares.

Adoption of New Accounting Standard

The Company qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An EGC may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Starting from fiscal year 2019, and interim periods within fiscal year 2020, Cango adopted new accounting standards over revenue recognition (“ASC 606”) and financial instruments (“ASU 2016-01”).

The financial data for fourth quarter 2019 and for fourth quarter 2018 are not adjusted and are reported in accordance with legacy GAAP.

The financial data for full year 2019 is presented in this release under the new accounting standard of ASC 606 and ASU 2016-01, while the financial data for full year 2018 is presented under legacy GAAP.

Business Outlook

For the first quarter of 2020, the Company expects total revenues to be between RMB180 million and RMB210 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold a conference call on Monday, March 23, 2020, at 9:00 P.M. Eastern Time or Tuesday, March 24, 2020, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through March 31, 2020, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10140633

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,912,901,189	2,002,314,688	287,614,509
Restricted Cash	298,900,155	970,993,759	139,474,527
Short-term investments	265,869,717	597,265,740	85,791,856
Accounts receivable, net	86,513,830	148,562,946	21,339,732
Financing receivable, net	5,420,617	9,103,522	1,307,639
Short-term loan principal, net	—	13,298,562	1,910,219
Short-term finance leasing receivable, net	1,123,703,618	1,661,082,122	238,599,518
Short-term contract assets	—	20,688,424	2,971,706
Prepaid expenses and other current assets	61,272,518	117,445,282	16,869,959

Total current assets	4,754,581,644	5,540,755,045	795,879,665

Non-current assets:
Restricted Cash	668,627,618	873,674,276	125,495,457
Long-term investments	292,099,059	547,888,818	78,699,304
Equity method investments	1,448,416	—	—
Goodwill	145,063,857	145,063,857	20,837,119
Property and equipment, net	18,286,218	14,736,767	2,116,804
Intangible assets	1,693,407	44,758,242	6,429,119
Deferred tax assets	100,194,993	100,667,946	14,460,046
Long-term finance leasing receivable, net	1,282,457,409	1,448,958,373	208,129,848
Long-term contract assets	—	11,655,356	1,674,187
Other non-current assets	36,687,583	8,415,694	1,208,839

Total non-current assets	2,546,558,560	3,195,819,329	459,050,723

TOTAL ASSETS	7,301,140,204	8,736,574,374	1,254,930,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	660,000,000	1,439,749,760	206,807,113
Long-term debts—current	467,194,051	863,418,789	124,022,349
Accrued expenses and other current liabilities	211,458,501	278,690,234	40,031,350
Risk assurance liabilities	173,210,363	259,952,473	37,339,836
Income tax payable	53,517,717	67,308,814	9,668,306

Total current liabilities	1,565,380,632	2,909,120,070	417,868,954

Non-current liabilities:
Long-term borrowings	472,793,340	301,667,717	43,331,856
Deferred tax liability	—	12,329,929	1,771,083
Other non-current liabilities	7,599,404	21,796,367	3,130,852

Total non-current liabilities	480,392,744	335,794,013	48,233,791

Total liabilities	2,045,773,376	3,244,914,083	466,102,745

Shareholders’ equity
Ordinary shares	204,260	204,260	29,340
Treasury shares	—	(20,638,881)	(2,964,590)
Additional paid-in capital	4,444,078,463	4,526,344,454	650,168,700
Accumulated other comprehensive income	109,452,996	119,430,738	17,155,152
Accumulated retained earnings	698,036,438	852,508,968	122,455,251

Total Cango Inc.’s equity	5,251,772,157	5,477,849,539	786,843,853

Non-controlling interests	3,594,671	13,810,752	1,983,790

Total shareholders’ equity	5,255,366,828	5,491,660,291	788,827,643

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,301,140,204	8,736,574,374	1,254,930,388

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the three months ended				For the years ended December 31,
	December 31,2018	September 30,2019	December 31,2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	321,136,126	351,290,100	438,533,179	62,991,350	1,091,414,277	1,440,068,825	206,852,944
Operating cost and expenses:
Cost of revenue	154,482,542	125,416,378	157,220,585	22,583,324	430,059,037	539,267,417	77,460,918
Sales and marketing	46,952,207	47,576,811	55,183,623	7,926,631	167,244,419	192,811,348	27,695,617
General and administrative	52,277,614	52,318,827	66,050,217	9,487,520	151,075,936	236,551,077	33,978,436
Research and development	19,942,024	13,181,083	18,630,984	2,676,173	46,709,014	57,405,921	8,245,845
Net loss (gain) on risk assurance liabilities	14,885,426	7,489,058	6,537,857	939,104	(353,731)	34,257,754	4,920,818
Provision for financing receivables	(2,968,832)	15,577,884	17,205,137	2,471,363	19,960,050	56,478,959	8,112,695

Total operation cost and expense	285,570,981	261,560,041	320,828,403	46,084,115	814,694,725	1,116,772,476	160,414,329

Income from operations	35,565,145	89,730,059	117,704,776	16,907,235	276,719,552	323,296,349	46,438,615

Interest and investment income, net	20,096,730	41,110,413	13,305,220	1,911,175	61,465,449	96,004,567	13,790,193
Income (Loss) from equity method investments	285,318	—	—	—	42,684,659	(926,205)	(133,041)
Interest expense	(4,751,027)	(3,288,553)	(162,691)	(23,369)	(19,010,616)	(13,457,818)	(1,933,095)
Foreign exchange gain, net	764,203	1,964,457	3,053,854	438,659	1,447,099	5,141,112	738,475
Other income	(270,914)	17,304,702	2,402,484	345,095	32,700,746	82,882,282	11,905,295
Other expenses	528,669	(300,706)	(3,635,688)	(522,234)	—	(5,121,054)	(735,593)

Net income before income taxes	52,218,124	146,520,372	132,667,955	19,056,561	396,006,889	487,819,233	70,070,849

Income tax expenses	(200,115)	(24,388,408)	(30,295,127)	(4,351,623)	(89,082,554)	(82,960,493)	(11,916,529)

Net income	52,018,009	122,131,964	102,372,828	14,704,938	306,924,335	404,858,740	58,154,320

Less: Net income attributable to the noncontrolling interest shareholders	(3,314,668)	4,491,935	8,252,659	1,185,420	4,232,270	13,944,848	2,003,052

Net income attributable to Cango Inc.’s ordinary shareholders	55,332,677	117,640,029	94,120,169	13,519,518	302,692,065	390,913,892	56,151,268
Earnings per ADS attributable to ordinary shareholders:
Basic	0.37	0.78	0.62	0.09	2.17	2.59	0.37
Diluted	0.37	0.78	0.62	0.09	2.16	2.58	0.37
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	151,404,946	151,057,825	150,973,390	150,973,390	139,578,372	151,208,677	151,208,677
Diluted	151,404,946	151,057,825	151,231,854	151,231,854	140,436,903	151,641,830	151,641,830
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale securities	654,828	—	—	—	822,343	(146,801)	(21,087)
Reclassification of losses to net income	—	—	—	—	—	(276,843)	(39,766)
Foreign currency translation adjustment	1,752,328	53,891,387	(32,850,858)	(4,718,731)	109,029,351	10,401,386	1,494,066

Total comprehensive income	54,425,165	176,023,351	69,521,970	9,986,207	416,776,029	414,836,482	59,587,533

Total comprehensive income attributable to Cango Inc.’s shareholders	57,739,833	171,531,416	61,269,311	8,800,787	412,543,759	400,891,634	57,584,481

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	For the three months ended				For the years ended December 31,
	December 31,2018	September 30,2019	December 31,2019		2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	52,018,009	122,131,964	102,372,828	14,704,938	306,924,335	404,858,740	58,154,320
Add: Share-based compensation expenses	13,971,837	23,910,158	20,805,269	2,988,490	33,410,913	82,265,990	11,816,770
Cost of revenue	572,846	980,317	853,017	122,528	1,369,848	3,372,908	484,488
Sales and marketing	2,976,001	5,092,863	4,431,522	636,548	7,116,524	17,522,654	2,516,972
General and administrative	9,696,453	16,593,648	14,438,854	2,074,012	23,187,170	57,092,589	8,200,837
Research and development	726,537	1,243,330	1,081,876	155,402	1,737,371	4,277,839	614,473

Non-GAAP adjusted net income	65,989,846	146,042,122	123,178,097	17,693,428	340,335,248	487,124,730	69,971,090

Less: Net income attributable to the noncontrolling interest shareholders	(3,314,668)	4,491,935	8,252,659	1,185,420	4,232,270	13,944,848	2,003,052
Non-GAAP adjusted net income attributable to Cango Inc.’s ordinary shareholders	69,304,514	141,550,187	114,925,438	16,508,008	336,102,978	473,179,882	67,968,038

Non-GAAP adjusted net income per ADS-basic (Note 1)	0.46	0.94	0.76	0.11	2.41	3.13	0.45
Non-GAAP adjusted net income per ADS-diluted (Note 1)	0.46	0.94	0.76	0.11	2.39	3.12	0.45
Weighted average ADS outstanding—basic	151,404,946	151,057,825	150,973,390	150,973,390	139,578,372	151,208,677	151,208,677
Weighted average ADS outstanding—diluted	151,404,946	151,057,825	151,231,854	151,231,854	140,436,903	151,641,830	151,641,830
Note1: Each ADS represents two ordinary shares.